1875 K Street, N.W.

Washington, DC 20006

Tel: 202 303 1000

Fax: 202 303 2000

June 26, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,770

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 1,770 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment relates to the following series of the Trust:

iShares High Yield Low Beta ETF (the “Fund”)

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Trust, and it will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Policies

The Fund seeks to track the investment results of the Markit iBoxx® USD Liquid High Yield Low Beta Index (the “Underlying Index), which is a rules-based index consisting of liquid U.S. dollar-denominated, high yield corporate bonds for sale in the United States, as determined by the index provider. The term “beta” refers to the Fund’s sensitivity to fluctuations in the general high yield corporate bond market (i.e., the less sensitivity to market fluctuations, the lower the beta). All bonds in the Markit iBoxx® USD Liquid High Yield Index (the “Parent Index”) are

grouped by sector, and bonds with yields below the sector weighted median yield (lower yielding bonds tend to be lower beta) are included in the Underlying Index. The Underlying Index is designed to represent the lower yielding, less credit market sensitive portion of the high yield corporate bond market. The Parent Index is a modified market value-weighted index with a cap on each issuer of 3%. The Underlying Index is market value-weighted according to each bond’s capped market value in the Parent Index. Bonds in the Underlying Index are selected using rules-based criteria, as defined by the index provider. There is no limit to the number of issues in the Underlying Index, but as of April 30, 2017, the Underlying Index included approximately 481 constituents. As of April 30, 2017, a significant portion of the Underlying Index is represented by securities of consumer services companies. The components of the Underlying Index, and the degree to which these components represent certain industries, are likely to change over time.

As of the date of this prospectus (the “Prospectus”), the bonds eligible for inclusion in the Underlying Index include U.S. dollar-denominated high yield corporate bonds that: (i) are issued by companies domiciled in countries classified as developed markets by Markit Indices Limited (the “Index Provider” or “Markit”); (ii) have an average rating of sub-investment grade (ratings from Fitch Ratings, Inc., Moody’s Investors Service or S&P Global Ratings are considered; if more than one agency provides a rating, the average rating is attached to the bond); (iii) are from issuers with at least $1 billion outstanding face value; (iv) have at least $400 million of outstanding face value; (v) have an original maturity date of less than 15 years; (vi) have at least one year to maturity; and (vii) have at least one year and 6 months to maturity for new index insertions.

(2) Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark, its Underlying Index, described above) and risk factors are specific to this Fund. The portfolio managers are specific to this Fund.

The Amendment follows the general format used by previous Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 1,720, filed pursuant to Rule 485(a)(2) on February 15, 2017, relating to iShares Russell 2500 ETF (“PEA 1,720”), which became effective on May 2, 2017.

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to PEA 1,720.

In the Prospectus:

“Portfolio Holdings Information,” “Management – Administrator, Custodian and Transfer Agent,” “Management – Conflicts of Interest,” “Shareholder Information – Book Entry,” “Shareholder Information – Share Prices,” “Shareholder Information –

Dividends and Distributions,” “Shareholder Information – Taxes When Shares are Sold,” “Shareholder Information – Costs Associated with Creations and Redemptions,” “Shareholder Information – Householding,” “Distribution” and “Financial Highlights.”

In the Statement of Additional Information:

“General Description of the Trust and the Fund,” “Proxy Voting Policy,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services – Portfolio Manager Compensation Overview,” “Investment Advisory, Administrative and Distribution Services – Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services – Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services – Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,” “Investment Advisory, Administrative and Distribution Services – Payments by BFA and its Affiliates,” “Determination of Net Asset Value,” “Brokerage Transactions,” “Additional Information Concerning the Trust,” “Creation and Redemption of Creation Units – Cash Purchase Method,” “Creation and Redemption of Creation Units – Role of the Authorized Participant,” “Creation and Redemption of Creation Units – Purchase Orders,” “Creation and Redemption of Creation Units – Timing of Submission of Purchase Orders,” “Creation and Redemption of Creation Units – Acceptance of Orders for Creation Units,” “Creation and Redemption of Creation Units – Costs Associated with Creation Transactions,” “Creation and Redemption of Creation Units – Redemption of Creation Units,” “Creation and Redemption of Creation Units – Cash Redemption Method,” Creation and Redemption of Creation Units – Costs Associated with Redemption Transactions,” “Creation and Redemption of Creation Units – Taxation on Creations and Redemptions of Creation Units,” “Financial Statements” and “Miscellaneous Information.”

*    *    *    *    *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).

cc:	Marisa Rolland, Esq.
Seong Kim
Michael Gung
Nicole Hwang